SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

American Medical Systems Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.25% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2036

(Title of Class of Securities)

02744M AA 6

(CUSIP Number of Class of Securities)

Anthony P. Bihl, III

President and Chief Executive Officer

American Medical Systems Holdings, Inc.

10700 Bren Road West

Minnetonka, Minnesota 55343

(952) 930-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles K. Ruck Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 Telephone: (714) 540-1235	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$250,000,000	$13,950

*	Estimated solely for the purpose of determining the amount of the filing fee, based on the acquisition of a maximum of $250,000,000 aggregate principal amount of American Medical Systems Holdings, Inc.’s 3.25% Convertible Senior Subordinated Notes due 2036 in exchange for a maximum of $250,000,000 aggregate principal amount of American Medical Systems Holdings, Inc.’s 4.00% Convertible Senior Subordinated Notes due 2041 that may be issued in the exchange offer.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,950

Form or Registration No.: Form S-4

Filing Party: AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

Date Filed: August 14, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2009 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO dated August 19, 2009, Amendment No. 2 to Schedule TO dated August 21, 2009, Amendment No. 3 to Schedule TO dated August 25, 2009 and Amendment No. 4 to Schedule TO dated September 2, 2009 (together with this Amendment, the “Amendments,” and together with the Original Schedule TO, the “Schedule TO”). The Schedule TO relates to an offer by American Medical Systems Holdings, Inc., a Delaware corporation (the “Company”) pursuant to the terms and subject to the conditions set forth in the preliminary prospectus dated August 14, 2009 as amended by the preliminary prospectus dated August 21, 2009, the prospectus dated August 24, 2009, the preliminary prospectus dated September 2, 2009 and the prospectus dated September 8, 2009, which is incorporated herein by reference and referred to herein as the “Prospectus.” The Prospectus forms part of a registration statement on Form S-4 originally filed with the SEC on August 14, 2009, as subsequently amended. Pursuant to the Prospectus and the related Letter of Transmittal, the Company is offering to exchange (the “Exchange Offer”) $1,000 principal amount of its newly issued 4.00% Convertible Senior Subordinated Notes due 2041 (the “2041 Notes”) for each $1,000 principal amount of the Company’s 3.25% Convertible Senior Subordinated Notes due 2036 (the “2036 Notes”), provided that the maximum aggregate principal amount of 2036 Notes that the Company will accept is $250,000,000. In the event that more than $250,000,000 aggregate principal amount of 2036 Notes is validly tendered and not validly withdrawn, such notes will be subject to proration as described in the Prospectus under “The Exchange Offer – Maximum exchange amount; proration.”

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment amends and restates in their entirety the items referenced below, and unaffected items and exhibits are not included herein.

Item 12. Exhibits

Item 12 Exhibit (a)(1)(i) of the Schedule TO is hereby amended and replaced by adding the exhibit referenced below.

(a)(1)(i)	Prospectus, dated September 8, 2009 (incorporated herein by reference to the Company’s filing on September 9, 2009, pursuant to Rule 424(b)(3) under the Securities Act of 1933).

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/S/ MARK A. HEGGESTAD
Name:	Mark A. Heggestad
Title:	Executive Vice President and Chief Financial Officer

Date: September 9, 2009

Exhibit Index

(a	)(1)(i)	Prospectus, dated September 8, 2009 (incorporated herein by reference to the Company’s filing on September 9, 2009, pursuant to Rule 424(b)(3) under the Securities Act of 1933).

(a	)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on September 2, 2009).

(a	)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on September 2, 2009).

(a	)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.3 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on September 2, 2009).

(a	)(1)(v)	Press Release, dated August 14, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated August 14, 2009, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a	)(1)(vi)	Press Release, dated September 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated September 2, 2009, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities and Exchange Act of 1934).

(a	)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.

(a	)(4)(ii)	Exhibit (a)(1)(v) is incorporated herein by reference.

(a	)(4)(iii)	Exhibit (a)(1)(vi) is incorporated herein by reference.

(b	)	None.

(d	)(i)	Indenture relating to 3.25% Convertible Senior Subordinated Notes due 2036, dated as of June 27, 2006, by and among the Company, the Notes Guarantors (as defined therein) and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 28, 2006).

(d	)(ii)	Form of Indenture by and among the Company, American Medical Systems, Inc., AMS Sales Corporation, AMS Research Corporation, Laserscope and U.S. Bank National Association, as Trustee, governing % Convertible Senior Subordinated Notes due 2041 (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(g	)	None.

(h	)	Tax opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed on September 2, 2009).